UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 19, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 19, 2006

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan
Code Number:	8411(TSE 1st Sec., OSE 1st Sec.)
Ticker Symbol:	MFG(NYSE)

Announcement Regarding the Purchase of Credit Saison Shares

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the Board of Directors of Mizuho Bank, Ltd. (“MHBK”), a wholly-owned subsidiary of MHFG, has resolved today to purchase the following shares from Credit Saison Co., Ltd. (“Credit Saison”) through a third party allotment.

1.	Purpose of the purchase of shares

Mizuho Group and Credit Saison will jointly aim at further promoting their Comprehensive Strategic Business Alliance announced on December 24,2004.

2.	Outline of the purchase

(1)	Type of shares to be purchased:

Common share

(2)	Number of shares to be purchased*:

4,850,000 shares

(2.68% of the total outstanding common shares issued by Credit Saison)

*The number of shares to be purchased will not exceed the number of shares to be repurchased by Credit Saison as announced in their timely disclosure of today.

(3)	Total amount of the purchase

Price per share equivalent to the per share repurchase price (transaction volume-based weighted average price) of Credit Saison in accordance with their timely disclosure of today, multiplied by the number of shares as provided in (2) above.

(4)	Payment Date of the purchase

January 31, 2007 (plan)

3.	Effect on Profits/Losses

This decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated or non-consolidated) of Mizuho Financial Group, Inc.

Please direct any inquires to: Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026